Exhibit 99.2

[LETTERHEAD]
POWELL GOLDSTEIN LLP                 Atlanta  - Washington

                                  Resident in Atlanta Office
                                  Direct Dial (404) 572-6809
                                         Cell:  678.576.3992
                                         rbarker@pogolaw.com

December 22, 2005

CERTIFIED MAIL

Mr. Jeffrey Peterson
1343 Main Street, Suite # 301
Sarasota, Florida  34236

     Re:  Your letter dated December 13, 2005

Dear Mr. Peterson:

     We represent World Health Alternatives, Inc., a Florida corporation (the "Company"), in connection with certain corporate matters. We received your letter dated December 13, 2005. We did not receive the "amended" letter you filed with the Securities and Exchanges Commission (the "SEC"), which appears to correct certain statutory references, and changes the date for your requested action.

     We appreciate the time and effort it took to write us about your concerns. Please note that the Company issued a press release on August 19, 2005, which was filed on its Current Report in Form 8-K on the same date, disclosing that the Company is conducting an internal investigation of irregularities in its stock transfer ledger.

     The number of shares reflected in reports from the Company's share transfer agent differ from the number of shares reported in the Company's filings with the SEC. Some of that difference may be due to improperly issued shares, some of which you may have purchased.

     Under the circumstances, we cannot verify your share ownership without being able to trace the shares you hold.
We cannot confirm that your share ownership exceeds 10% of the outstanding shares, as you point out is required by Florida law and the Company's charter.

     The Company is proceeding as diligently as possible under the circumstances with the investigation and will disclose the results of its investigation as required by law. We will notify you if you in fact are more than 10% of the Company's outstanding shares.

                                        Mr. Jeffrey Peterson
                                           December 22, 2005
                                                      Page 2

     If you would like more information than has been available to the public through the Company's SEC filings, we could be prepared to provide you with more information, if you are willing to execute a confidentiality agreement.
Please contact me to discuss this option.

                         Very truly yours,

                         /s/ Robert Barker

                         Robert Barker

                         For Powell Goldstein LLP

cc:  Mr. Robert Conway, Chief Restructuring Officer
     Mr. M. Benjamin Jones, Restructuring Officer